

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2017

Marie-Bleuenn Terrier
General Counsel
Cellectis S.A.
8, rue de la Croix Jarry
75013 Paris, France

  Re: Cellectis S.A.
    Form 20-F for the Fiscal Year Ended December 31, 2016
    Filed March 23, 2017
    File No. 001-36891

Dear Ms. Terrier:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                Division of Corporation Finance
                Office of Healthcare & Insurance